March 11, 2009

VIA U.S. MAIL

Michael Lawlor, Esq.
MetLife Advisers, LLC
501 Boylston Street
Boston, MA 02116

Re: Metropolitan Series Fund, Inc.
        Post-effective amendment on Form N-1A
        File Nos. 002-80751 and 811-03618

Dear Mr. Lawlor:

        The staff has reviewed the above-referenced registration statement, which the
Commission received on February 5, 2009. Based on our review, we have the following
comments on the filing:

1. General

    a. Please revise the prospectus such that nothing precedes the Item 2 and 3 disclosure
    other then the Cover Page and Table of Contents. See General Instruction C.3(a) and
    C.3(c)(ii) of Form N-1A. As your prospectus stands now, the Item 2 disclosure does
    not begin until page 12.

    b. Please supplementally confirm, if true, that none of the funds will invest in Credit
    Default Swaps.

    c. Although the funds may not rely on the delivery procedures provided in Rule 14a-
    16 under the Securities Exchange Act of 1934, please supplementally confirm that the
    funds will post their proxy materials on the internet as required by the Rule. See
    Shareholder Choice Regarding Proxy Materials, Investment Company Act Release
    No. 27911; Rel. 34-56135; File No. S7-03-07 (Aug. 1, 2007). See also, *Internet
    Availability of Proxy Materials*, Rel. No. IC-27671; File No. S7-10-05 (Jan. 22, 2007)
    available at http://www.sec.gov/rules/final/shtml

2. <u>Portfolio Holdings</u>, page 7

   We note your repeated use of the word "generally" in this section. Please make sure that all exceptions to "general" procedures are disclosed.

3. <u>Series/Class Ids</u>

   a. Please update the series/class ids for the: (1) Artio International Stock Portfolio (formerly, Julius Baer International Stock Portfolio); (2) Barclays Capital Aggregate Bond Index Portfolio (formerly, Lehman Brothers Aggregate Bond Index Portfolio); and (3) Loomis Sayles Small Cap Core Portfolios (formerly, Loomis Sayles Small Cap Portfolio). <u>See</u> Release No. 33-8590 (Jul. 18, 2005).

   b. We note that you have included a series/class id for Class G shares of the Metlife Stock Index Portfolio, but have not mentioned the class in the filing. Please advise.

4. <u>Risk Disclosure – Asset- and Mortgage-Backed Securities</u>

   For each fund whose principal investment strategy involves investing in asset- or mortgage-backed securities, please disclose whether the securities will include subprime loans and, if so, discuss the risks of such loans.

5. <u>Blackrock Diversified Portfolio</u>, page 255

   Please disclose Mr. Green's prior business experience for the past 5 years. <u>See</u> Item 5(a)(2) of Form N-1A. Also, please provide "Other Accounts Managed" information for Mr. Green in the SAI.

6. <u>BlackRock Bond Income Portfolio and Western Asset Management Strategic Bond Opportunities Portfolio</u>, pages 264 and 281, respectively

   Please disclose in the text of these sections (vs. the side bars) that high yield securities are commonly referred to as "junk bonds."

7. <u>SAI - Portfolio Manager Material Conflicts of Interest</u>

   The portfolio manager disclosure provides a detailed description of the kinds of conflicts that a portfolio manager could have, however, it does not describe any actual conflicts of interests that apply to specific portfolio managers due to their particular accounts. The adopting release implementing the portfolio manager disclosure requirements indicates that the conflicts of interest disclosure is intended to be specific to each portfolio manager based on the accounts that manager holds. <u>See</u> IC-26533. Please revise the conflicts of interest discussion to address concrete conflicts of interest affecting the named portfolio managers of these funds. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-1A and Adopting Release IC-26533.

8. Exhibit 23(h)(e) - Form of Participation Agreement

In your 9/25/08 response letter to our comments issued on 9/5/08 that you stated that you would file an updated Schedule to the Form of Participation Agreement as an exhibit to the your next amendment to your Registration Statement. It does not appear that you have done this. Please advise or revise.

9. Power of Attorney

With your next post-effective amendment, please file a Power of Attorney that relates specifically to the filing. See Rule 483(b) of the Securities Act of 1933.

10. Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* * ** ** * * * * * * * * * * * * *

In response to these comments, please reply in a letter filed as EDGAR correspondence. If no changes will be made in response to any comment or portion of a comment, please state the basis for your position.

If you have any questions about these matters raised here, you may reach me at (202)

551-6751 to discuss them. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products